SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding notice of the first extraordinary general meeting for the year 2013 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 10, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2013

NOTICE IS HEREBY GIVEN that the first on-site extraordinary general meeting for the year 2013 (“Extraordinary General Meeting” or the “EGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) will be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, China on Tuesday, 26 November 2013 at 9:00 a.m.. Holders of A shares will be provided with internet voting to participate in the Extraordinary General Meeting.

Resolutions to be considered and approved at the Extraordinary General Meeting

By Way of Special Resolutions:

To extend the term of validity of the Proposal Regarding Issuance of A Shares Convertible Bonds and Other Related Matters

The Proposal Regarding Issuance of A Shares Convertible Bonds and Other Related Matters (the “CB Proposal”), which proposed to issue no more than RMB30 billion A shares convertible bonds, was considered and approved by the first extraordinary general meeting of 2011 of Sinopec Corp.. The aforesaid CB Proposal was expired on 11 October 2012. On 11 October 2012, the third meeting of the fifth session of Board of Directors of Sinopec Corp. approved the resolution in relation to extend the term of validity of the CB Proposal from the date of expiration to 11 October 2013. Considering the factors such as the condition of the capital market, the interests of the investors, the current status of the Company and the flexibility of the issuance window, on 9 October 2013, the eleventh meeting of the fifth session of Board of Directors of Sinopec Corp. approved the resolution in relation to further extend the term of validity of the CB Proposal from the date of expiration to 11 October 2014. Except for the extension of the term of validity, all its terms in connection with the CB Proposal approved by the first extraordinary general meeting of 2011 remain unchanged. It is proposed to the shareholders at the Extraordinary General Meeting to approve the resolution in relation to further extend the term of validity of the CB Proposal to 11 October 2014.

Details of the resolution proposed at the EGM are available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk).

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, PRC
10 October 2013

Notes:

Attendee of Extraordinary General Meeting

I.           Eligibility for attending the Extraordinary General Meeting

Holders of domestic shares (A Shares) of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares of Sinopec Corp. whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 25 October 2013 are eligible to attend the Extraordinary General Meeting. Holders of H Shares of Sinopec Corp. who wish to attend the Extraordinary General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (address:Shops 1712 -1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 25 October 2013.

II.           Proxy

1.
A member eligible to attend and vote at the on-site Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

2.
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. in the case of holders of A shares, the address is the registered address of Sinopec Corp. (Sinopec Corp. General Administrative Office (Board Secretariat), 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China (or via Fax no.: (+86)10 5996 0386)), and in the case of holder of H Shares, the address is that Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the designated time for holding the Extraordinary General Meeting.

4.	A Shareholder or his proxy may exercise the right to vote by poll.

III.           The directors, supervisors and senior management of Sinopec Corp.

IV.           Legal advisors of Sinopec Corp.

Registration procedures for attending the on-site Extraordinary General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to Sinopec Corp. on or before Tuesday, 5 November 2013.

3.	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Saturday, 26 October 2013 to Tuesday, 26 November 2013 (both days inclusive).

Miscellaneous

1.	The Extraordinary General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.	The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Depository & Clearing Corporation Limited Shanghai Branch is at 166 Lujiazuidong Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
Chaoyang District
Beijing
Post Code: 100728
The People’s Republic of China

Telephone No.: +86(10) 59960028
Facsimile No.: +86(10) 59960386

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#           Executive Director
*           Non-executive Director
+           Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: October 10, 2013